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Exhibit

Exhibit            Description

99.1                 Announcement on 2023/04/26: Announcement of board meeting approved the consolidated financial statements for the first quarter

99.2                 Announcement on 2023/04/26: The board meeting approved capital budget execution

99.3                 Announcement on 2023/04/26: The Board of Directors Approved the Cancellation of Restricted Shares to Employees Stock Awards

99.4                 Announcement on 2023/04/26: UMC announced its operating results for the first quarter of 2023

Exhibit 99.1

Announcement of board meeting approved the consolidated financial statements for the first quarter

1. Date of submission to the board of directors or approval by the board of directors: 2023/04/26

2. Date of approval by the audit committee: 2023/04/26

3. Start and end dates of financial reports or annual self-assessed financial information of the reporting period (XXXX/XX/XX~XXXX/XX/XX): 2023/01/01~2023/03/31

4. Operating revenue accumulated from 1/1 to end of the period (thousand NTD): 54,209,447

5. Gross profit (loss) from operations accumulated from 1/1 to end of the period (thousand NTD): 19,224,440

6. Net operating income (loss) accumulated from 1/1 to end of the period (thousand NTD): 14,480,698

7. Profit (loss) before tax accumulated from 1/1 to end of the period (thousand NTD): 19,128,451

8. Profit (loss) accumulated from 1/1 to end of the period (thousand NTD): 16,384,547

9. Profit (loss) during the period attributable to owners of parent accumulated from 1/1 to end of the period (thousand NTD): 16,183,002

10. Basic earnings (loss) per share accumulated from 1/1 to end of the period (NTD): 1.31

11. Total assets end of the period (thousand NTD): 549,631,114

12. Total liabilities end of the period (thousand NTD): 194,081,051

13. Equity attributable to owners of parent end of the period (thousand NTD): 355,205,636

14. Any other matters that need to be specified: NA

Exhibit 99.2

The board meeting approved capital budget execution

1. Date of the resolution of the board of directors or shareholders meeting: 2023/04/26

2. Content of the investment plan: capital budget execution

3. Projected monetary amount of the investment: NT$ 4,498 million

4. Projected date of the investment: by capital budget plan

5. Source of capital funds: working capital

6. Specific purpose: capacity deployment

7. Any other matters that need to be specified: none

Exhibit 99.3

The Board of Directors Approved the Cancellation of Restricted Shares to Employees Stock Awards

1. Date of the board of directors’ resolution: 2023/04/26

2. Reason for capital reduction: The Restricted shares to employees will be returned to the Company and cancelled due to non-fulfillment of the vesting conditions.

3. Amount of capital reduction: NT$16,097,430

4. Cancelled shares: 1,609,743 shares

5. Capital reduction percentage: 0.0129%

6. Share capital after capital reduction: NT$125,031,392,410

7. Scheduled date of the shareholders’ meeting: N/A

8. Estimated no. of listed common shares after issuance of new shares upon capital reduction: N/A

9. Estimated ratio of listed common shares after issuance of new shares upon capital reduction to outstanding common shares: N/A

10. Please explain any countermeasures for lower circulation in shareholding if the aforesaid estimated no. of listed common shares upon capital reduction does not reach 60 million and the percentage does not reach 25%: N/A

11. The record date for capital reduction: 2023/04/26

12. Any other matters that need to be specified: None

Exhibit 99.4

UMC announced its operating results for the first quarter of 2023

1. Date of occurrence of the event: 2023/04/26

2. Company name: UNITED MICROELECTRONICS CORPORATION

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence:

UMC Reports First Quarter 2023 Results

Structural profitability intact despite industry consolidating at the trough

First Quarter 2023 Overview:

‧Revenue: NT$54.2 billion (US$1.78 billion)

‧Gross margin: 35.5%; Operating margin: 26.7%

‧Revenue from 22/28nm: 26%

‧Capacity utilization rate: 70%

‧Net income attributable to shareholders of the parent: NT$16.2 billion (US$532 million)

‧Earnings per share: NT$1.31; earnings per ADS: US$0.215

Taipei, Taiwan, ROC – April 26, 2023 – United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) (“UMC” or “The Company”), a leading global semiconductor foundry, today announced its consolidated operating results for the first quarter of 2023.

First quarter consolidated revenue was NT$54.2 billion, decreasing 20.1% QoQ from NT$67.8 billion in 4Q22. Compared to a year ago, 1Q23 revenue declined 14.5% YoY from NT$63.4 billion in 1Q22. Consolidated gross margin for 1Q23 was 35.5%. Net income attributable to the shareholders of the parent was NT$16.2 billion, with earnings per ordinary share of NT$1.31.

Jason Wang, co-president of UMC, said, “In the first quarter of 2023, our business was impacted by sluggish wafer demand as customers continued to digest elevated inventory levels. In line with guidance previously provided, wafer shipments fell 17.5% QoQ and utilization rate dropped to 70%, while average selling price stayed firm during the quarter. Factoring in a less favorable foreign exchange rate, revenue in the first quarter fell 20.1% QoQ. Despite lower utilization, gross margin remained firm at 35.5%, reflecting improved structural profitability and optimized product mix. Although demand weakened across major end markets, our automotive and industrial segments posted growth during the quarter. Automotive sales, in particular, accounted for 17% of overall first quarter revenue. While this partially reflects declines in other segments, we expect automotive to remain a significant revenue contributor and key growth driver for UMC going forward, as IC content in cars continue to increase driven by electrification and autonomous driving.”

Co-president Wang said: “Entering the second quarter of 2023, we expect customers’ inventory correction to linger given the softness in overall end market demand. As a result, our wafer shipment will be flat this quarter. Meanwhile, the Company continues to implement strict cost control measures to ensure our profitability remains intact through near-term cyclicality. Going forward, we believe our strategy of focusing on the development of differentiated solutions across numerous logic and specialty technology platforms such as eHV, RFSOI, and BCD will help us secure future business and expand our presence in the IC industry. While positioning for future business growth, UMC is also committed to maintaining a high dividend payout ratio. In Q1, the Board of Directors proposed to distribute a cash dividend of approximately NT$3.60 per share, subject to shareholders’ approval.”

“UMC has invested in a number of initiatives over the years to minimize the environmental impact of our operations, such as increasing the reuse rate of resources in our fabs. Last month, we announced that we will be building the Circular Economy & Recycling Innovation Center at our Fab 12A. The new facility, which will process semiconductor manufacturing waste into value-added products that can be reused or sold, is expected to reduce waste from UMC’s Taiwan manufacturing sites by one-third. This NT$1.8 billion project represents our commitment to sustainable practices as well as innovative solutions that create value for the Company and our stakeholders,” Co-president Wang added.

Second Quarter 2023 Outlook & Guidance

‧Wafer Shipments: To remain flat

‧ASP in USD: To remain flat

‧Gross Profit Margin: Will be in the mid-30% range

‧Capacity Utilization: low-70% range

‧2023 CAPEX: US$3.0 billion

6. Countermeasures: N/A

7. Any other matters that need to be specified (the information disclosure also meets the requirements of Article 7, subparagraph 9 of the Securities and Exchange Act Enforcement Rules, which brings forth a significant impact on shareholders rights or the price of the securities on public companies.): N/A